

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 5, 2006

Mr. Lawrence A. Boik
Chief Financial Officer
A.M. Castle & Co.
3400 North Wolf Road
Franklin Park, IL 60131

> **Re:**   **A.M. Castle & Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 1-5415**

Dear Mr. Boik:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Statements of Operations, page 18

1.   We note you present the measures "cost of material sold" and "gross material margin" in your statements of operations. The labeling utilized suggests the measures should be synonymous with the GAAP based measures "costs of sales" and "gross margin." However, in you are endeavoring to present non-GAAP measures, please understand that the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K generally precludes displaying such measures on the face of the financial statements or in the accompanying notes. Please address the following points, which also pertain to your disclosures in MD&A, quarterly information in Note 14, and subsequent interim reports on Form 10-Q.

        (a)   Given the amounts reported as DD&A expense on page 20, and your narrative on page 22, it appears you have not included any portion of these costs in your cost of materials measure. Unless you believe that no portion of DD&A expense is attributable to cost of sales, you may need to revise your measure of gross material margin to reflect all costs of sales, as the accommodation available under SAB Topic 11:B for separate presentation of DD&A expense does not extend to measures of gross margin.

        (b)   We note that you have included warehouse personnel, processing, shipping and handling, and selling expenses within operating expenses in your statements of operations, but excluded from your gross material margin measures. Some of these costs appear to be those commonly regarded as attributable to costs of sales. And although the guidance in EITF 00-10 provides some accommodation for alternate presentations of shipping and handling fees, the SEC observer remarks in paragraph 8 of that guidance clarify that any presentation that results in an incomplete measure of gross profit should be evaluated for significance. Given the amounts of these costs that you disclose, it appears you may need to restate your financial statements to reflect all costs of sales in your measures of gross material margin for each period shown.

Note 10 – Common Stock/ Stock Options, page 37

2.   We note that you adopted SFAS 123R on October 1, 2005 using the modified retrospective method. However, the amounts reported in your statements of operations for net income/ (loss) applicable to common stock appear to be inconsistent with the requirements of Paragraph 76 of SFAS 123(R). Please tell

us why your restated amounts are not consistent with the related pro forma measures previously disclosed.

Exhibits

Consent of Registered Public Accounting Firm, page 85

3.   Please request that your auditors amend their consent to include the name of their firm and file it with an amendment to your document.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief